Exhibit 99.1

JOINT NEWS RELEASE

PENGROWTH ENERGY CORPORATION AND NAL ENERGY CORPORATION

ANNOUNCE CLOSING OF STRATEGIC BUSINESS COMBINATION

(Calgary, May 31, 2012) / Marketwire/ - Pengrowth Energy Corporation ("Pengrowth”) (TSX: PGF; NYSE: PGH) and NAL Energy Corporation (“NAL”) (TSX: NAE, NAE.DB, NAE.DB.A, NAE.DB.B) are pleased to announce that Pengrowth and NAL have completed the business combination of Pengrowth and NAL pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

Derek Evans, Pengrowth’s President & CEO, said "We are pleased with the successful closing of this strategic transaction and welcome Kel Johnston and Barry Stewart to our board of directors.  This transaction makes Pengrowth the second largest intermediate producer in Canada, with a larger inventory of high netback opportunities in light oil."

Pengrowth is expected to have an improved ability to internally fund the significant portfolio of oil-weighted development opportunities of the combined operations, including the Lindbergh SAGD project, as well as its exposure to western Canadian light oil plays at Swan Hills, central Alberta and southeast Saskatchewan.

Pursuant to the Arrangement, Pengrowth has acquired all of the issued and outstanding common shares of NAL in a transaction valued at approximately $1.6 billion.  NAL shareholders received 0.86 of a Pengrowth share for each NAL share held.  Pengrowth has assumed all of the covenants and obligations of NAL relating to the 6.25% Series A Debentures of NAL due December 31, 2014, the 6.25% Series B Debentures of NAL due March 31, 2017, and the 6.75% Debentures of NAL due August 31, 2012 (together, the "NAL Debentures").  Within 30 days, Pengrowth will make repurchase offers for the NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and, for the NAL 6.25% Series B Debentures, at a price equal to 100% of the principal amount plus accrued and unpaid interest.  Should a holder of NAL Debentures elect not to accept the repurchase offer, the NAL Debentures will remain outstanding as obligations of Pengrowth and will mature as originally set out in their respective indentures. The NAL Debentures will continue to be listed on the Toronto Stock Exchange (the "TSX") and are expected to trade under the new symbols PGF.DB, PGF.DB.A and PGF.DB.B commencing on or about June 6, 2012. Pursuant to the Arrangement, NAL became a wholly-owned subsidiary of Pengrowth and Pengrowth will continue the operations of NAL and Pengrowth on a combined basis.

The NAL common shares are expected to be delisted from the TSX on or about June 6, 2012.

ABOUT PENGROWTH

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and liquids-rich gas and the Lindbergh Steam Assisted Gravity Drainage ("SAGD”) project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events.  Specific forward-looking statements in this press release include, but are not limited to, statements with respect to: the anticipated benefits of the Arrangement to Pengrowth; expected combined capital efficiencies, operating and financial results and business plans; the intention to make offers for the NAL Debentures; the timing of the delisting of the NAL common shares, the listing of the NAL Debentures, future upside potential, ability to internally fund operations and development activities and our Lindbergh SAGD development plans, funding, timing and the results therefrom.

The forward-looking statements and information contained in this press release are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Pengrowth and NAL and described in this press release.

The forward-looking statements and information contained in this press release are also affected by the risk factors, forward-looking statements and assumptions and uncertainties described in Pengrowth's and NAL's most recent annual information forms, management's discussion and analysis, consolidated financial statements, management information circulars, quarterly reports, material change reports and news releases.  Copies of Pengrowth and NAL's Canadian public filings are available on SEDAR at www.sedar.com.  Pengrowth's U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, NAL and the Arrangement, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth and NAL do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this joint press release are expressly qualified by this cautionary statement.

For further information please contact:

Pengrowth Energy Corporation or NAL Energy Corporation

Derek Evans

President & Chief Executive Officer

(403) 233-0224